Guaranteed Minimum Death Benefit Rider

Enhanced LegacySM benefit

This rider is made a part of the contract to which it is attached. Except where this rider provides otherwise, it is subject to all of the terms, conditions and limitations of the contract.

The purpose of the Guaranteed Minimum Death Benefit provided by this rider is to provide additional guarantees that may increase the death benefit provided in the contract. This benefit will terminate upon assignment or a change in ownership of the contract unless the new assignee or Owner meets the qualifications specified in the Assignment and Change of Ownership provision of this rider.

This rider requires 100% allocation of purchase payments and Your Contract Value to approved investment option(s) described in this rider. The Annual Rider Fee will be determined by the investment option(s) You select. Your initial approved investment options and investment selection(s) are shown under Contract Data. We reserve the right to modify the available investment options at any time as described in this rider. We will notify You of any changes, or limitations, to the available investment options.

If the Owner is a non-natural person or a revocable trust, the Annuitant will be deemed to be the Owner for any provision or benefit of this rider using the age or life of the Owner.

The additional charge for this rider is described in the Rider Charges provision. This rider cannot be terminated except under the limited circumstances described in the Termination of the Rider provision.

The Amount Payable Before the Annuitization Start Date provision in the Payments to Beneficiaries section of the contract, including any attached endorsement, to which this rider is attached is hereby deleted and replaced with the following.

Amount Payable Before the Annuitization Start Date

If You die before the Annuitization Start Date while this rider is in force, We will pay the beneficiary the greatest of the following amounts:

1.	the Contract Value, after any rider charges have been deducted; or

2.	the Return of Purchase Payment (ROPP) value; or

3.	the Accumulation Death Benefit (ADB) value; or

4.	the Maximum Anniversary Value (MAV).

Covered Life Change Definition:

A “covered life change” occurs when there is an ownership change and the covered life after the change is not the same as the covered life before the change. A “covered life change” also includes a spouse who continues the contract under the Spouse’s Option to Continue Contract provision. The Owner is considered the covered life. If the Owner is a non-natural person or a revocable trust, the Annuitant is the covered life.

Adjustments for Partial Surrenders Definition:

“Adjustments for partial surrenders” are calculated for the ROPP value, ADB value and MAV separately for each partial surrender using the following formula:

a x b	where:
c

a	=	the amount Your Contract Value is reduced by the partial surrender
b	=	the applicable ROPP value, ADB value or MAV on the date of (but prior to) the partial surrender
c	=	the Contract Value on the date of (but prior to) the partial surrender.

ROPP Value, ADB Value and MAV Definitions:

If the rider is effective on the Contract Date, the ROPP value, ADB value and MAV are established as the total purchase payments received on that date. If the rider is effective on a Contract Anniversary, the ROPP value, ADB value and MAV are established as the Contract Value on the later of that anniversary or the Valuation Date We receive Your Written Request to add the rider. The ROPP value, ADB value and MAV cannot be withdrawn in a lump sum.

Adjustments are made to the ROPP value, ADB value and MAV in the following circumstances:

1.	Additional purchase payments will be added to the ROPP value, ADB value and MAV.

2.	Partial surrenders will result in “adjustments for partial surrenders” subtracted from the ROPP value, ADB value and MAV.

3.	After a “covered life change” for a spouse who continues the contract, the ROPP value, ADB value and MAV are reset to the Contract Value on the date of continuation after any rider charges have been deducted and after any increase to the Contract Value due to the death benefit that would otherwise have been paid.

4.	After a “covered life change” other than for a spouse who continues the contract, the ROPP value, ADB value and MAV are reset on the Valuation Date We receive Your Written Request for the “covered life change” to the lesser of A or B where:

A	=	the Contract Value on that date after any rider charges have been deducted, and

B	=	the applicable ROPP value, ADB value and MAV on that date (but prior to the reset).

5.	On each Contract Anniversary prior to Your date of death the ADB value and MAV will be adjusted as follows:

a.	On the first Contract Anniversary, We increase the ADB value by an amount equal to the ADB Percentage shown under Contract Data, multiplied by the ADB value as of 60 Days after the Contract Date.

b.	On each Contract Anniversary after the first Contract Anniversary and prior to the Maximum ADB Date shown under Contract Data, We increase the ADB value by an amount equal to the ADB Percentage, multiplied by the prior Contract Anniversary’s ADB value.

c.	If the Contract Anniversary is prior to the Maximum MAV Date shown under Contract Data, the MAV will be increased to the Contract Value if greater.

Investment Options and Limits

This rider requires 100% allocation of purchase payments and Your Contract Value to approved investment option(s) for this rider. The approved investment options available under the terms of this rider and Your initial investment selection(s) are shown under Contract Data. We reserve the right to add, remove or substitute approved investment options at any time and in Our sole discretion.

You may, by Written Request or other method agreed to by Us, change Your choice of investment options or allocation percentages among those currently approved for the rider. We reserve the right to limit the number of transfers allowed each contract year. We also reserve the right to close or restrict any approved investment option. Any change will apply to current allocations and/or to future purchase payments or transfers. We will notify You of any changes, or limitations, to the available investment options.

Contract Provision Modifications

Because of the addition of this rider to Your contract, several contract provisions are modified as described above and as further described below.

Reports to Owner

This statement will also show the current death benefit amount.

Purchase Payments Provisions

This rider amends the Additional Purchase Payments provision to limit when purchase payments may be paid as described below. It also amends the Payment Limits provision to restrict payments after the first contract year to an amount less than Maximum Purchase Payments Permitted, shown under Contract Data.

The rider prohibits additional purchase payments unless:

1.	the payment is received at time of application or within 90 Days thereafter, or

2.	this is a Tax Qualified Contract where We allow additional purchase payments in any contract year up to the maximum permissible annual contribution described by the Code, or

3.	We allow otherwise on a non-discriminatory basis.

In addition, We reserve the right to change these purchase payment limitations, including making further restrictions, upon written notice.

Allocation of Purchase Payments

Because this rider requires 100% allocation to approved investment options, allocation of purchase payments shall be determined by Your selection from approved investment options available for this rider.

Transfers of Contract Values

Because this rider requires 100% allocation to approved investment options, transfer privileges granted under the contract are suspended other than: (1) transfers among the approved investment options as described in the Investment Options and Limits provision, provided such transfers are not determined to disadvantage other contract Owners or (2) transfers as otherwise agreed to by Us.

Assignment and Change of Ownership

We intend to only provide the death benefit described in this rider to an individual and their beneficiaries. Joint ownership and joint Annuitants are not allowed while this rider is in force. If there is an assignment or a change of ownership and the new Owner or assignee is the Enhanced Benefit Age shown under Contract Data or younger, the rider will continue and the benefit amounts may be reset. If an assignment or change of ownership is made to a non-natural Owner (e.g. an individual ownership changed to an irrevocable trust) or to a revocable trust, the rider will continue if it is determined by Us that the new Owner is holding for the sole benefit of the prior Owner. Any other assignments or ownership changes will terminate the rider including an ownership change to a non-natural Owner (e.g. institutional investor) not holding for the sole benefit of the prior Owner, as determined by Us.

Rider Charges

We deduct the charge for this rider once a year from Your Contract Value on Your Contract Anniversary. We pro-rate this charge among the variable subaccounts, but not the Fixed Account, in the same proportion Your interest in each account bears to Your total Variable Account Contract Value on Your Contract Anniversary.

Prior to the Maximum MAV Date the charge is calculated on Your Contract Anniversary by multiplying the Annual Rider Fee by the greater of the ROPP value, ADB value (after any increase is added), MAV or the Contract Value. On or following the Maximum MAV Date the charge is calculated on Your Contract Anniversary by multiplying the Annual Rider Fee by the greater of the ROPP value, ADB value (after any increase is added), or MAV.

The Annual Rider Fee may vary with Your investment option and is subject to the Maximum Annual Rider Fee shown under Contract Data.

The Initial Annual Rider Fee(s) associated with the approved investment option(s) are shown under Contract Data. The following describes how Your Annual Rider Fee may increase:

1.	We may increase the Annual Rider Fee for all approved investment options at Our discretion and on a non-discriminatory basis. Your Annual Rider Fee will increase if We declare an increase to the fee with written notice 30 Days in advance. The new fee will be in effect on the date We declare in the written notice. You can terminate this rider if We receive Your Written Request prior to the date of the fee increase.

2.	The Annual Rider Fee associated with a specified investment option may change at Our discretion. If You are invested in any investment option that has an increase in the associated Annual Rider Fee, Your Annual Rider Fee will increase.

If the rider fee changes during a contract year, We will calculate an average Annual Rider Fee, for that contract year only, that reflects the various different fees that were in effect for each investment option that contract year, adjusted for the number of Days each fee was in effect and the percentage of Contract Value allocated to each investment option.

If Your contract or rider is terminated for any reason, the rider charge will be deducted, adjusted for the number of Days coverage was in place during the contract year, and further charges for this rider will terminate.

Termination of the Rider

This rider cannot be terminated either by You or Us except as follows:

1.	If there has been a “covered life change” where You, as redefined, were older than the Enhanced Benefit Age shown under Contract Data on the date of the “covered life change”, the rider will terminate. The Amount Payable Before the Annuitization Start Date provision in the Payments to Beneficiaries section of the contract, including any attached endorsement, will be reinstated.

2.	After the death benefit is payable, unless the spouse continues the contract as described in the Spouse’s Option to Continue Contract provision, the rider will terminate.

3.	Certain assignment and ownership changes as described in the Assignment and Change of Ownership provision will terminate the rider.

4.	On the Annuitization Start Date the rider will terminate.

5.	In relation to certain increases to the Annual Rider Fee as described in the Rider Charges provision, Your Written Request will terminate the rider.

6.	Reduction of the Contract Value to zero will terminate the rider.

7.	Termination of the contract for any reason will terminate the rider.

Upon termination of this rider, any additional death benefit provided by the rider will not be payable upon Your death. Upon termination, this rider may not be reinstated.

Effective Date

This rider is effective as of the Contract Date of this contract unless a different date is shown under Contract Data.

RiverSource Life Insurance Company

Secretary

Enhanced LegacySM benefit

Rider Effective Date:	November 1, 2015
Enhanced Benefit Age:	75*
*Applicable for “covered life changes” only.
Maximum MAV Date:	Your 86th birthday
Maximum ADB Date:	Your 81st birthday
ADB Percentage:	5%

Initial Investment Selection(s)	Payment Allocation Percentage
Columbia VP - Managed Volatility Conservative Fund	50%
Columbia VP - Managed Volatility Growth Fund	50%

Approved Investment Options/Allocation Restrictions and Limitations: This rider requires allocation of purchase payments and Contract Value to one or more approved investment options for this rider:

Portfolio Stabilizer Funds	Initial Annual Rider Fee	Maximum Annual Rider Fee
Columbia VP - Managed Volatility Conservative Fund	0.95%	1.75%
Columbia VP - Managed Volatility Conservative Growth Fund	0.95%	1.75%
Columbia VP - Managed Volatility Moderate Growth Fund	0.95%	1.75%
Columbia VP - Managed Volatility Growth Fund	0.95%	1.75%
Special DCA Fixed Account	0.95%	1.75%

•	Annual Rider Fee(s) associated with Your choice of investment option(s) may increase at Our discretion with 30 Days written notice and subject to the Maximum Annual Rider Fee shown above. See the Rider Charges provision.

•	Payments may be allocated to the Special DCA Fixed Account for transfer to approved investment option(s) You select.

•	We reserve the right to add, remove or substitute approved investment options.

•	We reserve the right to limit the number of transfers allowed each contract year.